Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2. Date of Material Change

February 14, 2012

Item 3. News Release

News Release dated February 14, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4. Summary of Material Change

The Company advised shareholders that Mount Kellett Capital Management LP (“Mount Kellett”) offered a predatory term for a “standstill” in the event that Mount Kellett’s employee Stephen Lehner joined the Company’s Board and then resigned.

Shareholders were also advised that Mount Kellett’s support for the Company’s Shareholder Rights Plan was limited and that Mount Kellet wanted a preferential exemption so that it could increase its ownership without paying a premium and without competition.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9. Date of Report

February 14, 2012

Schedule "A"

Baja Mining Advises Shareholders: Mount Kellett’s 15-Day “Standstill” Offer was Predatory

• Mount Kellett Wanted Preferential Exemption from Shareholder Rights Plan •

Vancouver, February 14, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today advised shareholders that Mount Kellett Capital Management LP offered a predatory term for a “standstill” in the event that Mount Kellett’s employee Stephen Lehner joined Baja’s Board and then resigned.

Further, Baja advised shareholders that Mount Kellett’s support for Baja’s Shareholder Rights Plan was limited. Mount Kellett wanted a preferential exemption so that it could increase its ownership without paying a premium and without competition.

The perfunctory length of the standstill, consisting of just 15 days after the date of Mr. Lehner’s resignation, is akin to no standstill at all. It would have been highly advantageous to Mount Kellett and would have materially disadvantaged other Baja shareholders. For this reason Baja rejected the standstill offer, which Mount Kellett made last month after initiating a proxy contest to place Mr. Lehner on Baja’s Board.

“Mount Kellett’s rapid-expiry standstill offer provides no comfort or protection to Baja’s other shareholders, and was rejected on that basis,” said Giles Baynham, Chairman. “While on the Board, Mr. Lehner would have unrestricted access to Baja’s information. He could resign at any time and after just 15 days, Mount Kellett would be free to launch a takeover bid. Baja would not have had time to find alternative bidders willing to pay more. This was against the interests of other Baja shareholders and so was not acceptable to your Board.”

Mount Kellett’s news release is misleading

Baja is publicly disclosing the 15-day period of the standstill offer in response to a misleading news release issued by Mount Kellett yesterday. Below in italics are the words Mount Kellett chose to describe its standstill offer to the public:

“It [Mount Kellett] has twice proposed signing a standstill agreement, including most recently in mid-January, when it offered Baja a standstill against a takeover bid by Mount Kellett.”

Why did Mount Kellett neglect to mention the standstill’s expedited expiry? Because it would have undermined Mount Kellett’s effort to place its employee Mr. Lehner on Baja’s Board. As a self-proclaimed opportunistic investor with access to $6 billion of capital, such a worthless standstill is only to Mount Kellett’s advantage.

Mount Kellett is fully aware that the value of Baja is likely to increase substantially when the Boleo mining project is in production, within approximately the next 18 months. No doubt this is why Mount Kellett has invested to date and wants a standstill without teeth. It allows Mount Kellett to bid for Baja before the Boleo mining project is completed, but after Mr. Lehner is armed with still-fresh inside information about the valuation of Baja and Boleo, and the strategic planning of the Board.

Mount Kellett twice sought an exemption from Baja’s Shareholder Rights Plan

Shareholders should be aware that Mount Kellett’s objective is to control Baja. That is why Mount Kellett twice demanded that Baja’s Board waive Baja’s Shareholder Rights Plan last year—a crucial fact that Mount Kellett failed to address in its news release yesterday. Mount Kellett claims in the news release to have supported the Shareholder Rights Plan but that is only part of the truth.

The full truth is that with Mount Kellett’s proposed exemptions the Shareholder Rights Plan would have applied to everyone but Mount Kellett. Had the Board not refused the exemptions, Mount Kellett would have acquired a control position and more than 30% of Baja’s shares with no premium to other shareholders.

Mount Kellett’s creeping takeover plan

Mount Kellett is understandably silent on its demands for exemptions from the Shareholder Rights Plan and the 15-day duration of the useless standstill it offered. But shareholders need to pay special attention to Mount Kellett’s silences. It has a hidden agenda—a creeping takeover to gain control without paying full value to Baja’s shareholders.

As previously disclosed, Mount Kellett has requisitioned a meeting of Baja shareholders to change Baja’s Board—an initiative that is part of Mount Kellett’s creeping takeover plan. For a more complete explanation Baja urges shareholders to carefully review Baja’s Management Information Circular and related materials, which were mailed to shareholders and were posted to Baja’s website and SEDAR on February 9, 2012.

Baja’s Management Information Circular describes how Mount Kellett’s Mr. Lehner has been the front-man for the demand to waive the Shareholder Rights Plan and for other special status demands that would have given Mount Kellett an advantage over other shareholders. Baja believes the Board’s rejection of special status for Mount Kellett is the real reason Mount Kellett launched its proxy contest.

Mount Kellett’s stealth strategy continues

Mount Kellett’s latest news release will not surprise those who have read Baja’s Management Information Circular. Mount Kellett, by avoiding any mention of the swift expiry on its standstill, is continuing a stealth strategy directed against the balance of Baja’s shareholders. The stealth strategy also included a decision by Mount Kellett last year to use the least transparent disclosure available with regard to its accumulation of Baja shares.

In its Management Information Circular Baja did not specifically reference the 15-day “standstill” offer by Mount Kellett. Baja omitted this fact only because it respected the “without prejudice” nature of Mount Kellett’s standstill offer, which in normal circumstances means that it should not be used against Mount Kellett in future dealings.

However, Mount Kellett has chosen to waive that privilege by mentioning the standstill. Baja accepts that waiver and has no choice but to tell shareholders the full story. Baja can’t ignore the 15-day term that Mount Kellett omitted with its misleading reference to the offer in its news release yesterday.

Baja urges shareholders to vote AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board Expansion resolution. Baja urges shareholders to vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (an employee of Mount Kellett) and Lorie Waisberg. Shareholders should vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211

Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006

jshaffer@longviewcomms.ca

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry

Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.